UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITY EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 2, 2006



(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State of incorporation)	(Commission file number)	(IRS Employer Identification No.)

700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (18 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.   **ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT**

On June 2, 2006, the Compensation Committee (the "Committee") of the Board of Directors of Churchill Downs Incorporated (the "Company") approved the 2006 Amendment to the 2005 Churchill Downs Incorporated Deferred Compensation Plan (the "Amendment"). The Amendment allows plan participants to make changes to their existing payment election on or prior to December 31, 2006 with respect to amounts deferred to date. A copy of the Amendment is attached hereto as Exhibit 10.1.

ITEM 9.01.   **FINANCIAL STATEMENTS AND EXHIBITS**

<u>**EXHIBIT INDEX**</u>

<u>Numbers</u>	<u>Description</u>
10.1	2006 Amendment to the Churchill Downs Incorporated 2005 Deferred Compensation Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

June 7, 2006

/s/ Michael E. Miller

Michael E. Miller
Executive Vice President and Chief Financial Officer

CHURCHILL DOWNS INCORPORATED
2005 DEFERRED COMPENSATION PLAN

2006 AMENDMENT

This Amendment is made this 2nd day of June, 2006 to the Churchill Downs Incorporated 2005 Deferred Compensation Plan (the "2005 Plan").

WHEREAS, Churchill Downs Incorporated (the "Corporation") adopted the 2005 Churchill Downs Incorporated Deferred Compensation Plan (the "Plan") as a new deferred compensation plan compliant with the requirements of new Internal Revenue Code §409A;

WHEREAS, pursuant to guidance issued by the IRS in Bulletin 2005-43, a deferred compensation plan subject to Code §409A and in existence prior to December 31, 2006 may be amended to provide for a change in payment elections on or prior to December 31, 2006; and

WHEREAS, the Corporation wishes to amend to Plan to permit participants to make changes to existing payment election with respect to amounts deferred under the Plan to date within the conditions contained in Bulletin 2005-43.

NOW, THEREFORE, the Plan is hereby amended effective the date hereof as follows:

Change of Distribution Election. During the period beginning on the date of this amendment and ending December 31, 2006, a participant in the Plan may change a prior payment election made with respect to prior deferrals under this Plan by electing another form or forms of payment, and another time of payment, otherwise available under this Plan. Notwithstanding any condition contained in Section 5.1 of the Plan to the contrary, any such change shall be effective immediately without regard to any condition otherwise contained in said Section requiring a minimum period of deferral from the date any payment would otherwise have been due. No change may be made with respect to any payment that is otherwise scheduled to be made in 2006 and no such change may result in a payment being made in 2006 that was otherwise to be made at a later time. Any change to a distribution election made after December 31, 2006 shall conform to all of the requirements of Section 5.1 of the Plan.

Executed on the date first above written.

CHURCHILL DOWNS INCORPORATED

By: /s/ Michael E. Miller

Title: Executive Vice President and Chief Financial Oficer